ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77C

John Hancock Preferred Income Fund II

Preferred Income Fund II (HPF)

The Fund held its Annual Meeting of Shareholders on November 9, 2012. The following proposal was considered by the shareholders:

Proposal: Election of thirteen (13) Trustees to serve until the expiration of their respective terms as shown below. Each nominee was elected by the Fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

For a Term to Expire in 2016:

Independent Trustees	Total Votes for the Nominee	Total Votes Withheld from the Nominee
Deborah C. Jackson	19,264,028	480,468
James M. Oates	19,290,794	453,702
Steven R. Pruchansky	19,299,956	444,540
Non-Independent Trustee
Craig Bromley	19,284,573	459,923

For a Term to Expire in 2015:

Independent Trustees	Total Votes for the Nominee	Total Votes Withheld from the Nominee
Charles L. Bardelis	19,288,431	456,065
Peter S. Burgess	19,267,548	476,948
Theron S. Hoffman	19,289,487	455,009
Non_Independent Trustee
Warren A. Thomson	19,303,836	440,660

For a Term to Expire in 2014:

Independent Trustees	Total Votes for the Nominee	Total Votes Withheld from the Nominee
William H. Cunningham	19,258,376	486,120
Grace K. Fey	19,283,452	461,044
Hassell H. McClellan	19,273,209	471,287
Gregory A. Russo	19,315,835	428,661
Non-Independent Trustee
James R. Boyle	19,291,666	452,830